                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             EVERLAST WORLDWIDE INC.
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.002 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                                SETH A. HOROWITZ
                           c/o Everlast Worldwide Inc.
                            1350 Broadway, Suite 2300
                            New York, New York 10018
                                 (212) 239-0990
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            ROBERT H. FRIEDMAN, ESQ.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022

                                  June 28, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 300355104                   13D                    Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Seth A. Horowitz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  808,788(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              808,788(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    808,788(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.2% (see Item 5 for explanation of beneficial ownership
                    percentage calculation)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes options to purchase 123,333 shares of Common Stock all of which are currently exercisable or will become exercisable within 60 days of
      June 29, 2007. Does not include 9,500 shares of restricted stock granted to Mr. Horowitz on June 1, 2007 and which vest in thirds on June 1, 2008,
      June 1, 2009 and June 1, 2010, respectively.

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CUSIP No. 300355104                   13D                    Page 3 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Estate of George Q Horowitz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO(1)
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  515,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              515,941
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    515,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.6% (see Item 5 for explanation of beneficial ownership
                    percentage calculation)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   The aggregate number of shares of Common Stock owned by The Estate of
      George Q Horowitz is 515,941 which comprise 417,891 shares of Common Stock which were owned by George Q Horowitz prior to his death and acquired by
      The Estate of George Q Horowitz on the basis of a value of $2,878,151 and
      98,050 shares of Common Stock which were acquired by The Estate of George
      Q Horowitz with personal funds for an aggregate purchase price of
      $1,274,650.

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CUSIP No. 300355104                   13D                    Page 4 of 8 Pages
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The  following  constitutes  Amendment  No. 1 to the Schedule 13D filed by the undersigned,  Seth A.  Horowitz  and The  Estate  of  George Q  Horowitz  (the
"Schedule   13D").   This   Amendment   No.  1  amends  the  Schedule  13D  as
specifically set forth.

      Item 4 is hereby amended and restated to read as follows:

Item 4      PURPOSE OF TRANSACTION.

      On June 28, 2007, the Issuer entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated June
29, 2007 (the "Merger Agreement"), with Brands Holdings Limited ("Parent") and
EWI Acquisition, Inc. ("Merger Sub") pursuant to which each of the holders of the outstanding Common Stock will receive an aggregate of $33.00 per share in cash.

      Under the Merger Agreement, each issued and outstanding share of Common
Stock of the Issuer not held by Parent, Merger Sub or the Issuer, or by the
Issuer's stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $33.00 per share in cash and Merger
Sub will thereafter merge with and into the Issuer with the Issuer being the surviving corporation in the merger. As a result of the merger, the Issuer will cease to be a publicly traded company.

      The Merger Agreement and related transactions are subject to the approval of the Issuer's stockholders, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
as amended, and certain other customary closing conditions, which are expected to be completed during the second half of 2007.

      No members of the management or the Board of Directors of the Issuer will be participating in the purchase of the Issuer.

      Concurrent with the execution of the Merger Agreement, The Estate of
George Q Horowitz entered into a voting agreement (the "Voting Agreement") in which, subject to certain exceptions, it has agreed to vote or execute consents, as applicable, with respect to such shares of Common Stock and any shares acquired after the date of the Voting Agreement: (i) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement;
(ii) against any action, proposal, transaction or agreement involving the Issuer or its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the merger or the transactions contemplated by the Merger
Agreement; and (iii) against any acquisition proposal other than an acquisition proposal made by Parent.

      The Voting Agreement terminates upon the earlier to occur of (1) the effective time of the merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof.

      The  Estate  of  George  Q  Horowitz  entered  into the  Voting  Agreement following the termination,  with respect to The Estate of George Q Horowitz,  of the Hidary Voting Agreement (as defined below).

      This description of the Voting Agreement and the Merger Agreement is
qualified in its entirety by reference to the Voting Agreement, the Merger
Agreement and Amendment No. 1 to the Merger Agreement, copies of which have been filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

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CUSIP No. 300355104                   13D                    Page 5 of 8 Pages
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      On June 4, 2007, Seth A. Horowitz and The Estate of George Q Horowitz
entered into a Voting Agreement with Hidary Group Acquisitions, LLC and Hidary
Group Acquisitions, Inc., as amended by the Agreement, dated June 19, 2007, by and among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth
A. Horowitz and The Estate of George Q Horowitz (the "Hidary Voting Agreement"),
in which, subject to certain exceptions, Seth A. Horowitz and The Estate of
George Q Horowitz agreed to vote or execute consents, as applicable, with respect to such shares of Common Stock and any shares acquired after the date of the Hidary Voting Agreement: (i) in favor of the approval of the Agreement and
Plan of Merger, dated as of June 1, 2007, among Hidary Group Acquisitions, LLC,
Hidary Group Acquisitions, Inc. and the Issuer (the "Hidary Merger Agreement")
and the transactions contemplated by the Hidary Merger Agreement; (ii) against any action, proposal, transaction or agreement involving the Issuer or its subsidiaries that would reasonably be expected to, in any material respect, prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the merger or the transactions contemplated by the Hidary Merger Agreement; and
(iii) against any acquisition proposal other than an acquisition proposal made by Hidary Group Acquisitions, LLC.

      The Hidary Voting Agreement subsequently terminated with respect to The
Estate of George Q Horowitz upon the termination of the Hidary Merger Agreement.
The Hidary Voting Agreement remains in effect with respect to Seth A. Horowitz until June 29, 2008.

      This description of the Hidary Voting Agreement is qualified in its entirety by reference to the Hidary Voting Agreement and the amendment to the
Hidary Voting Agreement which were filed as Exhibits 99.1 and 99.2, respectively, to the original filing of this Schedule 13D on June 26, 2007.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Item 7 is hereby amended and restated to read as follows:

Item 7      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Voting Agreement, dated as of June 28, 2007, by and among
      Brands Holdings Limited, EWI Acquisition, Inc. and The Estate of George Q
      Horowitz.

                  (b) Agreement and Plan of Merger, dated as of June 28, 2007, among Brands Holdings Limited, EWI Acquisition, Inc. and Everlast
      Worldwide Inc.

                  (c) Amendment No. 1 to Agreement and Plan of Merger, dated as of June 29, 2007, among Brands Holdings Limited, EWI Acquisition, Inc. and
      Everlast Worldwide Inc.

                  (d) Voting Agreement, dated as of June 4, 2007, by and among
      Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A.
      Horowitz and The Estate of George Q Horowitz.*

                  (e) Agreement, dated June 19, 2007, by and among Hidary Group
      Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A. Horowitz and
      The Estate of George Q Horowitz to amend the Voting Agreement, dated as of
      June 4, 2007, by and among Hidary Group Acquisitions, LLC, Hidary Group

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CUSIP No. 300355104                   13D                    Page 6 of 8 Pages
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      Acquisitions, Inc., Seth A. Horowitz and The Estate of George Q Horowitz.*

* Previously filed as exhibits to the original filing of this Schedule 13D on
June 26, 2007.

                            [SIGNATURE PAGE FOLLOWS]

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CUSIP No. 300355104                   13D                    Page 7 of 8 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

                                    /s/ Seth A. Horowitz
                                    -------------------------------
                                    Seth A. Horowitz

                                    The Estate of George Q Horowitz

                                    /s/ Seth A. Horowitz
                                    -------------------------------
                                    By: Seth A. Horowitz
                                    Title: Trustee

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CUSIP No. 300355104                   13D                    Page 8 of 8 Pages
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                                  EXHIBIT INDEX

      Number    Exhibit
      ------    -------
     99.1       Voting  Agreement,  dated as of June  28,  2007,  by and  among
                Brands Holdings Limited,  EWI Acquisition,  Inc. and The Estate
                of George Q Horowitz.
     99.2       Agreement and Plan of Merger,  dated as of June 28, 2007, among
                Brands Holdings  Limited,  EWI  Acquisition,  Inc. and Everlast
                Worldwide Inc.
     99.3       Amendment  No. 1 to Agreement  and Plan of Merger,  dated as of
                June 29, 2007, among Brands Holdings Limited,  EWI Acquisition,
                Inc. and Everlast Worldwide Inc.
     99.4*      Voting  Agreement,  dated  as of June  4,  2007,  by and  among
                Hidary Group  Acquisitions,  LLC,  Hidary  Group  Acquisitions,
                Inc., Seth A. Horowitz and The Estate of George Q Horowitz.
     99.5*      Agreement, dated June 19, 2007, by and among Hidary Group
                Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A.
                Horowitz and The Estate of George Q Horowitz to amend the Voting
                Agreement, dated as of June 4, 2007, by and among Hidary Group
                Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A.
                Horowitz and The Estate of George Q Horowitz.

* Previously filed as exhibits to the original filing of this Schedule 13D on
June 26, 2007.